Mail Stop 6010

      June 22, 2005

Via Facsimile and U.S. Mail

Mr. Daniel Lehrfeld
Chief Executive Officer
Photonic Products Group, Inc.
181 Legrand Avenue
Northvale, NJ   07647


	Re:	Photonic Products Group, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
Filed April 12, 2005
		File No. 0-11668


Dear Mr. Lehrfeld:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Note 1 - Significant Accounting Policies

-h. Acquired Goodwill and Intangible Assets, page F-8

1. We note that you recorded $443,750 in intangibles relating to the acquisition of Laser Optics, Inc. in 2003 and you recorded an additional $656,124 of intangible assets in 2004, primarily relating to the acquisition of MRC Precision Optics, Inc. Please respond to the following:

* For each of the intangibles recorded in connection with these acquisitions, tell us the amortization period used and your basis for the estimated useful life. Tell us why you believe these lives are appropriate. Revise future filings to provide the disclosures required by paragraph 52 of SFAS 141.

* Tell us why you did not record any amortization in 2003 and only $32,425 of amortization in 2004. Tell us why you did not record any amortization in 2004 relating to the acquisition of MRC in 2004.

Note 9 - Related party transactions, page F-16

2. We note that you issued a $1.7 million promissory note to Clarex in 2003. In 2004, you issued 200,000 warrants to Clarex "for offering the 2003 $1.7 million secured promissory note." Please respond to the following:

* Clarify why you issued the 200,000 warrants to Clarex nearly a year after the offering of the promissory note.

* Tell us if there was an agreement in place at the time the initial promissory note was issued for you to issue the 200,000 warrants.

* Tell us how you have accounted for the 200,000 warrants that you issued in 2004 to this non-employee for services. Cite the accounting literature you relied upon.

3. We note that you also issued an additional 200,000 warrants to Clarex in 2004 as compensation for Clarex extending the maturity date of the Note to December 2008. We note the original maturity date of the Note was December 2005. Please tell us how you accounted for the extension of the maturity date. Discuss how you considered EITF 96-
19 and SFAS 140 in determining your accounting. Finally, tell us how you have accounted for the 200,000 warrants you issued to this non-employee as compensation for Clarex extending the maturity date. Cite the accounting literature you relied upon.

Note 15 - Special Charges, page F-20

4. We note that $475,000, or $.09 per share, of inventory obsolescence charges in 2003 was recorded to special charges. Revise future filings to clearly describe where the special charges would have otherwise been recorded. In addition, we note that you had additional inventory charges in 2004. Tell us where these charges were recorded on your 2004 statement of operations.

Note 16 - Acquisition, page F-20

MRC Precision Optics

5. In connection with the acquisition of MRC, you granted the former owner and president of MRC consideration of up to $60,000 per year based on future earnings of MRC. In your disclosures on the Forms 8-
K and 8-K/A dated October 19, 2004, it appears that you consider these to be earn-out payments rather than compensation. Provide us with your evaluation of EITF 95-8 to support your conclusion that these contingent payments are not compensation for future services.

Laser Optics

6. Included in the 2003 asset purchase of Laser Optics was the acquisition of its catalog optics inventory, which you recorded at fair value. You disclose in the last sentence on page F-22 that as a result of shift in strategy, $312,000 of inventory was reclassified to goodwill. Based on the information provided, it appears that the inventory became obsolete due to changes that occurred subsequent to the acquisition. Please respond to the following:

* Please clarify the timing and nature of the events that caused the inventory to become obsolete.

* Tell us why you concluded it was appropriate to increase the amount recorded to goodwill for this acquisition as a result of the inventory becoming obsolete.

* Tell us when the allocation period for this acquisition was completed. Refer to the definition of allocation period in Appendix
F of SFAS 141. If the allocation period had not ended prior to this inventory adjustment, tell us why you did not provide the disclosures required by paragraph 51(h) of SFAS 141.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626, Kevin L. Vaughn, Staff Accountant, at (202) 551-3643, or me at
(202) 551-3327 if you have questions regarding these comments.


							Sincerely,


      Michele Golhke
					  		Branch Chief
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Mr. Daniel Lehrfeld
Photonic Products Group, Inc.
June 22, 2005
Page 4